Emo Capital, Corp.

10409 Pacific Palisades Ave

Las Vegas, NV 89144

April 26, 2023

WITHDRAWAL OF REQUEST FOR QUALIFICATION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mr. Benjamin Richie

Ms. Jane Park

Re:	Emo Capital, Corp.
Withdrawal of Request for Qualification filed April 24, 2023 for Form 1-A/A No.5 filed April 17, 2023
File No. 024-12169

Dear Mr. Richie and Ms. Park:

On behalf of Emo Capital, Corp. (the “Company”), I hereby withdraw the "request for qualification" that is filed on Apirl 24, 2023.

We will file Form 1-A/A No.6 with a consent letter dated most recently from our auditor.

We appreciate your prompt attention to this matter.

Very Truly Yours,

/s/ J. Adam Guo

J. Adam Guo

President/CEO

Emo Capital, Corp.